Exhibit (b)


                          [NORTHSTAR LETTERHEAD]



December 9, 1997


Emeritus Corporation
3131 Elliott Avenue
Suite 500
Seattle, WA 98121

Dear Sirs,

               We understand that you will organize a direct or indirect, wholly owned, single purpose subsidiary (the "Purchaser") that will offer to acquire through a tender offer or otherwise (collectively, the "Offer") all of the outstanding shares of common stock, no par value (the "Common Stock"), of ARV Assisted Living, Inc. (the "Company") at $17.50 per share. In connection with the Offer, the Purchaser will consummate a merger (the "Merger") with the Company in which the Company will be the surviving corporation. You have advised us that the total consideration for the Offer for the Common Stock will be approximately $203 million (the "Common Stock Offer"). In addition, you have advised us that as part of the Offer, additional consideration will be required to fund certain warrants and management and employee options, the 6.75% Convertible Subordinated Notes due 2006, the 6.75% Convertible Subordinated Notes due 2007, fees and expenses related to the Offer and Merger, and any other indebtedness of the Company (the "Additional Purchase Price" and, together with the Common Stock Offer, the "Acquisition Price"). You have requested that Northstar Capital Partners L.L.C. ("Northstar") provide you with debt and financing in an amount equal to the Acquisition Price (the "Financing").

               Based on the information you have provided to us to date and our analysis of current market conditions, we are pleased to inform you that we are highly confident of our ability to provide the financing as described above, subject to the matters set forth in the following paragraph. The structure, covenants and terms of the Financing, including the interest rate, will be determined by Northstar in consultation with the Purchaser and Emeritus based on market conditions at the time of the funding of the Financing.

               Our ability to provide the Financing is subject to (i) the terms and conditions of the Financing and any debt to be assumed and all related documentation being satisfactory in form and substance to Northstar,
(ii) the terms and conditions of the Offer at not more than $17.50 per share being satisfactory in form and substance to Northstar, (iii) the execution and delivery of documentation with respect to the Offer, the merger and all related transactions in form and substance satisfactory to Northstar, (iv) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, or liabilities of the Company, the Purchaser or Emeritus and (v) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Offer and the termination or expiration of any waiting period applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976.

               This letter shall be treated as confidential and is being provided to Emeritus solely in connection with the Offer and may not be used, circulated, quoted or otherwise referred to in any document, except with Northstar's prior written consent.

               Northstar is eager to finance the successful acquisition of the Company by the Purchaser. We look forward to working with you toward the successful completion of the proposed financing.

                                        Sincerely,

                                        NORTHSTAR CAPITAL PARTNERS, L.L.C.


                                        By: /s/ David T. Hamamoto
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